KEY INFORMATION RELATING TO THE CASH DIVIDEND TO BE PAID BY COOL COMPANY LTD

August 29, 2024

London, UK - Cool Company Ltd (NYSE: CLCO / CLCO.OL) - Note to shareholders who hold shares registered in Euronext Securities Oslo, the central securities depository in Norway (the "VPS"): Due to implementation of the Central Securities Depository Regulation ("CSDR") in Norway, please note the information on the payment date to the shares registered in the VPS below.

From May 28, 2024, the standard settlement cycle for transactions executed in securities traded on the New York Stock Exchange ("NYSE") will be shortened from T+2 to T+1 (T= trading date), while the Oslo Stock Exchange ("OSE") will continue to settle its trades on a T+2 basis. As a result, there will be different dates between the two exchanges, as set out in the table below. During these interim days, investors may be restricted to move shares between NYSE and OSE.

Dividend amount: $0.41 per share
Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK.
Date of approval: August 28, 2024

	NYSE	OSE
Last day including right[1]	September 6, 2024	September 5, 2024
Ex-date[2]	September 9, 2024	September 6, 2024
Record date	September 9, 2024	September 9, 2024
Payment date[3]	On or about September 16, 2024	On or about September 20, 2024

Notes:

[1] The last date on which the shares trading on the NYSE and OSE will include the entitlement to the dividend.

[2] The date on which the shares will begin trading on the NYSE and OSE without the entitlement to the dividend.

[3] Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about September 20, 2024.

For further questions regarding the new NYSE process and timing of dividend payments, shareholders may contact their bank, broker, nominee or other institution.

For more information, questions should be directed to:
c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer

John Boots - Chief Financial Officer

This announcement is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and the requirements under the EU Market Abuse Regulation. This announcement was published by Johannes Boots, CFO of Cool Company Ltd, at the date and time set out above.